FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2003

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor
1354 Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1.	Notice dated August 8, 2003 regarding YPF’s consolidated financial statements.

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ITEM 1

YPF S.A. announced that the Board of Directors approved, in its meeting held on August 7, 2003, the financial statements for the six-months period ended June 30, 2003.

Herein below, you will find the relevant information related to the consolidated YPF Financial Statements:

Profit (Million Pesos)
Net Profit before income tax	3.913
Income Tax	(1.724)

Net Profit for the first half of 2003	2.189

Shareholders’ Equity as of June 30, 2003 (in million pesos)

Shareholders’ Contributions:
Subscribed Capital	3.933
Adjustment to Contributions	7.266
Issuance Premiums	640
Irrevocable Contributions	28	11.867

Legal Reserve		1.031
Reserve for Future Dividends		1.156
Unappropriated Retained Earnings		7.064

Total Shareholders’ Equity		21.118

Also, it should be considered that during the first six months of 2003, the following facts have taken place:

•	Taxes, contributions and royalties paid to the National Government and provinces amounted to Ps. 3,210 million.
•	Investments (principally in Exploration & Production, and Refining & Marketing areas in Argentina) rose to Ps.1,050 million.
•	YPF S.A. exports amounted to $1,214 million before hydrocarbon export withholdings, reflecting an increase of 34% as compared to the same period of the year before.

Carlos Olivieri
Chief Financial Officer

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 11, 2003	By:	/s/ Carlos Olivieri
		Name:	Carlos Olivieri
		Title:	Chief Financial Officer